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REGISTRANT'S NAME Beijing Beida Jade Bird Universal Sci-Tech Company Limited

*CURRENT ADDRESS 3rd Floor, Beida Jade Bird Building
No. 207 Cheng fu Road, Haidian District
Beijing 100871 PRC

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 10 2005
THOMSON FINANCIAL

FILE NO. 82- 34657 FISCAL YEAR 12/31/03

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82-34657

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Annual Report 2003 | 年報

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

JBU
青鸟环宇
JADE BIRD UNIVERSAL

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This annual report, for which the directors of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of The Stock Exchange for the purpose of giving information with regard to Beijing Beida Jade Bird Universal Sci-Tech Company Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:– (1) the information contained in this annual report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this annual report misleading; and (3) all opinions expressed in this annual report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）之特色

創業板乃為帶有高投資風險之公司提供上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之高風險及其他特色表示創業板較適合專業及其他經驗豐富之投資者。

鑑於在創業板上市之公司屬於新興性質，在創業板買賣之證券可能會較於聯交所主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要方法為透過聯交所操作之互聯網網頁上刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人之最新資料。

根據香港聯合交易所有限公司創業板證券上市規則提供北京北大青鳥環宇科技股份有限公司之資料。董事經作出一切合理查詢後確認，就彼等深知及確信：(1)本公佈所載資料在各重大方面均屬準確及完整，且無誤導成份；(2)本公佈並無遺漏其他事實，致使其任何聲明產生誤導；及(3)本公佈所表達之一切意見乃經過審慎周詳考慮後始行作出，並以公平及合理之基準及假設為依據。



CONTENTS

2	Corporate Profile
3	Financial Highlights
4	Corporate Information
5-6	Chairman's Statement
7-11	Management Discussion and Analysis
12-15	Profile of Directors, Supervisors and Senior Management
16-25	Report of the Directors
26-27	Report of the Supervisory Committee
28	Report of the Auditors
29	Consolidated Profit and Loss Account
30	Consolidated Balance Sheet
31	Consolidated Statement of Changes in Equity
32-33	Consolidated Cash Flow Statement
34	Balance Sheet
35-82	Notes to Financial Statements

CORPORATE PROFILE

Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") was incorporated in the People's Republic of China ("the PRC") on 29 March 2000 as a Sino-foreign joint stock company with limited liability under the PRC Company Law. The Company was listed on Growth Enterprise Market ("GEM") on 27 July 2000 and was the first H Share listed on GEM. (Stock Code: 8095)

The Company is one of the leading software developers and integrated circuit designers in the PRC with expertise in developing software applications and designing integrated circuits for embedded system products.

The Company and its subsidiaries ("the Group") are engaged in the research, development, manufacturing, marketing, and sale of embedded system products including, Network Security Products, Wireless Fire Alarm Systems, Application Specific Integrated Circuits, GPS Application Systems, Smart Card Application Systems, Digital Video Recording Systems, Remote Automatic Meter-Reading Systems and related products. The Group is also engaged in the sales of computer products and provision of total solutions services through the applications of its existing embedded system products.

RMB'000	**2003**	2002	2001	2000	1999
Turnover	**199,740**	250,463	124,617	60,843	10,419
Operating expenses	**(185,305)**	(188,155)	(90,346)	(37,395)	(14,918)
Operating profit (loss)	**16,312**	63,568	35,531	24,341	(4,499)
Earnings (Loss) before interest, tax, depreciation, amortization and minority interest	**25,745**	72,681	40,641	27,301	(3,237)
Net profit (loss) from ordinary activities attributable to shareholders	**7,136**	42,646	37,510	31,067	(4,486)
Earnings (Loss) per share – basic (*RMB* cents)	**0.7**	4.4	3.9	3.8	(0.64)
Dividend per share – (*RMB* cents)	**N/A**	N/A	0.5	0.5	N/A
Total assets	**995,055**	877,955	831,372	386,800	26,299
Total liabilities	**454,757**	427,373	425,817	15,493	14,920
Minority interests	**6,131**	8,759	1,558	–	–
Shareholders' equity	**534,167**	441,823	403,997	371,307	11,379

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Mr. Xu Zhen Dong *Chairman*
Mr. Xu Zhi Xiang
Prof. Zhang Wan Zhong

NON-EXECUTIVE DIRECTORS

Mr. Lo Lin Shing, Simon
Mr. Liu Yong Jin
Mr. Hao Yi Long
Mr. Wu Min Sheng
Mr. Li Li Xin

INDEPENDENT NON-EXECUTIVE DIRECTORS

Prof. Nan Xiang Hao
Prof. Chin Man Chung, Ambrose

SUPERVISORS

Mr. Zhang Yong Li
Mr. Du Hong
Ms. Lu Qing
Mr. Li De Yong
Ms. Dong Xiao Qing

FINANCIAL CONTROLLER & COMPANY SECRETARY

Mr. Chan Him, Alfred, *FHKSA, FCCA*

HONG KONG SHARE REGISTRAR & TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1901-5, 19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

LEGAL ADDRESS

Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

PRINCIPAL PLACE OF BUSINESS IN THE PRC

3rd Floor, Beida Jade Bird Building
No.207 Chengfu Road
Haidian District
Beijing 100871
PRC
Tel: (86) 10 6275-1795
Fax: (86) 10 6275-8434

PLACE OF BUSINESS IN HONG KONG

Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong
Tel: (852) 2521-1668
Fax: (852) 2521-1669

WEBSITE OF THE COMPANY

www.china-jbu.com

AUDITORS

Ernst & Young
Certified Public Accountants
15th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

During the year the Group's turnover and profits were decreased primarily due to a substantial reduction in total solution services projects as affected by the outbreak of the atypical pneumonia in the first half year.

In March 2004 Semiconductor Manufacturing International Corporation ("SMIC") issued a prospectus in relation to the global offering of its shares. In this connection, the Group disposed part of its shares investment in SMIC of 156,842,000 shares with net proceeds of approximately RMB437 million and a gain of approximately RMB288 million. The disposal allowed the Group to realize part of its investment in SMIC at a profit and therefore is in the interest of the Company's shareholders. Part of the proceeds of approximately RMB311 million will be used for repayment of bank loans utilized for financing the Group's investment in SMIC and the remaining balance of approximately RMB126 million will be used as general working capital.

After the disposal, the Group still holds 383,163,400 ordinary shares in SMIC, representing approximately 2.1% of the issued share capital of SMIC.

The gain will be recorded in the year 2004 and has significantly strengthened our cash and financial position.

Under the global offering of SMIC shares, the Group has also granted an over-allotment option to the underwriters of SMIC to offer 68,890,000 additional shares to cover over allocation in the global offering within 30 days after 11 March 2004. If the option is exercised, the related net proceeds and gain on the disposal of 68,890,000 additional shares will be approximately RMB192 million and RMB127 million respectively.

In recent years, network security has been more and more important to government departments and large business enterprises in China, currently the Group has been selected by certain government departments and major Chinese business enterprises, such as Beijing Municipal Government and China Petroleum, as one of the few on-list suppliers for provision of network security products. We estimate that the results from network security products in year 2004 would be very promising.

In the coming year, the Group proposes to research on and develop first-rate firewall of higher bandwidth, zero packet loss and advanced technology (including the mixed mode firewall with expanded and developed firewall functions, and the improvement of VLAN and VPN), as well as the development of multiple interfaces for external net, virtual private network and email filter.

Wuhan Beida Jade Bird Netsoft Company Limited ("Jade Bird Netsoft"), a subsidiary of the Company, plans to perfect the enterprise version of the network management software, conduct technology development for SNMP Agent API and SNMP Proxy Agent API, the No.2 and No.3 products of the series of Simple Network Management Protocol development platform (SNMP API), so as to complete the production of telecommunications version of the network management software. It plans to research on and develop VPN management software products. In the future, Jade Bird Netsoft will continue its sales activities nationwide, enhance its marketing activities, build up the awareness of its brands and enlarge its market share with a view to replacing imported goods gradually and accomplishing penetration of the telecommunication version of the network management software into the telecommunications market.

The fire prevention product department of the Group will jointly with a German company research on and develop JBF-11S/CD6 the ancillary micron control unit. Further, the Group will also implement the following new projects: the project of Air Force Blue Sky Community for Sichuan Smart Electric Co. Ltd., and the project of General Time International Apartment in Beijing for Hua Xia Fire Services (Group) Company Limited.

The Management will adopt a conservative operating strategy, further enhance the return from various business activities, reduce the operating costs and develop more businesses with further potentials so as to increase the profitability of the Group.

Xu Zhen Dong
Chairman

Beijing, the People's Republic of China
24 March 2004

FINANCIAL REVIEW

Turnover

The audited consolidated turnover of the Group for the year ended 31 December 2003 amounted to RMB199,740,000 (2002 – RMB250,463,000).

The decrease in turnover and the unfavourable operating results was primarily due to a substantial reduction in total solution services projects as affected by the outbreak of the atypical pneumonia in the first half of the year. The higher margin total solution services business experienced a decrease of RMB42.4 million to RMB14.4 million from RMB56.8 million in last year. The decrease in revenue of total solution services was partly offset by increase in revenue from the development and sales of embedded systems and related products of RMB29.5 million to RMB114.9 million. For the year ended 31 December 2003, the turnover from the sales of embedded system products and related products, sales of computer products and total solution services were approximately 57%, 35% and 8% respectively as compared to the more evenly distributed sales mix of 34%, 43% and 23% respectively in the same period last year.

Operating Profit

The operating profit of the Group for the year ended 31 December 2003 amounted to RMB16,312,000 (2002 – RMB63,568,000).

The operating results of the Group was affected by the decrease in the revenue of total solution services which carried a higher margin. In addition, sales of embedded systems as well as sales of computer products also recorded decrease in gross profit margin. The decrease in gross profit was partly offset by savings in employee costs and other operating expenses resulting in a decrease of 74% in operating profit as compared to last year.

Finance Cost

In January 2003, the Company had replaced a short-term bank loan of RMB360 million drawn down in year 2001 with a foreign currency short term bank loan of USD47.5 million (approximately RMB393 million) with a lower interest rate to finance the investment in Semiconductor Manufacturing International Corporation. Therefore, the interest expense recorded a decrease of RMB11.8 million or 49% as compared to last year.

Profit Attributable to Shareholders

The profit attributable to shareholders and earnings per share of the Group for the year ended 31 December 2003 were RMB7,136,000 (2002 – RMB42,646,000) and RMB0.7 cents (2002 – 4.4 cents) respectively.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity, funds generated from operating activities and short term bank loan.

As at 31 December 2003, the Group had cash on hand of RMB278 million and short term bank loans totalling RMB396 million. Included in the short term bank loans, an amount of USD47.5 million (approximately RMB393 million) was the short term bank loan for financing the investment in SMIC. The Group's short term bank loan of RMB3,060,000 was secured by the Group's fixed assets with a net book value of RMB1,097,000. The aforesaid USD short term bank loan was guaranteed by a shareholder of the Company and a subsidiary of Peking University.

On 20 June 2003, the Company entered into a placing agreement with a placing agent for the placing, on a best effort basis, of an aggregate of up to 140,000,000 new H Shares at the price of HK$0.6 per H share ("the Placing"). On 4 July 2003, the Company completed the Placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 140,000,000 new H Shares. The proceeds from the Placing were credited to the books of the Company in July 2003. and USD10 million was used to partially repay the Company's short-term bank loan in March 2004.

BUSINESS REVIEW

Network Security Products

During the period, the Group completed the research and development of firewall systems with electronic data verification and classification features as well as the research and development of VPN (Virtual Private Network) for the Ministry of Public Security, and continued the research and development of firewall system employing full gigabit bandwidth technology and attached with IDS features. The Company has completed the production of 54 units of JB-FW1/100 and 4 units of JB-FW1/1000. During the period, a major anti-virus project was implemented for China Petroleum network, a sales contract was entered into with Capital Trust Investment Company, and a hardware sales contract was made with the China Construction Bank.

In order to magnify the effect and promote the awareness of our products, the Company had been advertising on *Network Security Magazine* for six consecutive issues.

Jade Bird Netsoft has completed the development of the network traffic analysis software and the relevant technology, and is continuing the research and development of the technology of SNMP Manager API, being the No.1 product of the series of Simple Network Management Protocol Development Platform (SNMP API), to be applied to the network management platform software NetSureExpert5.2 (enhanced version). The development of the network management platform software NetSureExpert5.2, as well as the basic version of the network traffic analysis software, was completed. During the period, Jade Bird Netsoft has completed the following projects: a project for Wuhan Telecommunications Bureau; a project for system enhancement and function expansion for the "traffic analysis and clearing system" of the Information Exchange Centre of the Wuhan Telecommunications Bureau; and the e-government project and a network monitoring system of Wuhan Municipal Government. Furthermore, Jade Bird Netsoft has entered into a contract with Hubei Provincial Television Broadcast and Information Network Company Limited in relation to a system development project for Hubei Province digital television network and customers and a contract with Beijing Municipal Development Planning Commission for the project of e-government network management system (NetSureExpert5.1).

In the fourth quarter of 2003, Jade Bird Netsoft participated in the China e-government technology exhibition held by the Ministry of Information Industry, Ministry of Science and Technology and Shanghai Municipal Government. Jade Bird Netsoft also organized a nationwide sales channel network, as well as training and promotion activities.

For the year ended 31 December 2003, the turnover and profit contributed from the network security system products were RMB36,060,000 and RMB15,780,000 respectively.

Wireless Fire Alarm System

The Group has applied PIC16F630 IC for the technology conversion of its modules and parts products, and has completed the research and development of manual alarm button JBF-101F, input module JBF-131F and output module JBF-141F, and has manufactured more than 100,000 units of various types of on-site devices (including detectors, manual alarm and various types of modules). Also, the Group continues to apply PIC16F676 IC for technology improvement of smoke detector with a view to completing the production of JBF-LN-2100 smoke detectors. During the period, the Company completed the major projects for the Huaxing Times Plaza of Guangxi Zhong Shen Alarm Equipment Company Limited and the commercial and residential districts of Guizhou Baoli Technology Company Limited.

During the period, the Group participated in various types of exhibitions, such as the Fire Services Exhibition in Shanghai held by the Shanghai Fire Service Department, and the International Exhibition of Fire Services Equipment and Safety Articles held by the Dongguan Municipal Fire Services Department. Extensive promotion was carried out for the Group's products, thus fostering the establishment of its brand name in the industry.

The smoke detector designs: JBF-LN-2100 and JBF-LN-2110 have been registered with the State Intellectual Property Bureau.

For the year ended 31 December 2003, the turnover and profit contributed from the wireless fire alarm systems were RMB31,077,000 and RMB3,583,000 respectively.

Security ICs

The Group continues the research and development of USB interface mousedriver ICs technology, as well as the home network SOC platform as planned. During the period, the Group entered into sales contracts with a number of companies for supply of products to them, such as GPRS wireless online PCMCIA card, smart card reader, and ITM110 module.

Currently, Beijing Beida Jade Bird Silicon Innovation Company Limited ("BJSI"), a subsidiary of the Company, is in all-round cooperation with a number of international IC design houses. It has reached a design technology level of 0.18um and is approaching 0.13um. The research, development and production of a number of integrated circuit products have been completed. BJSI has an extensive and close partnership with a number of internationally leading integrated circuit OEM enterprises. Another major business of the BJSI is to provide solutions for wireless communication products. BJSI has also established close cooperation with a number of international/and domestic wireless telecommunication product design houses and manufacturers.

For the year ended 31 December 2003, the turnover and loss incurred from the security ICs products were RMB58,151,000 and RMB2,165,000 respectively.

Smart Card Application System

The Group is producing access control system, and has completed the specialized projects of access control system for Ju Ran Zhi Jia Decoration City, and is carrying out the projects of rice-box rendering machines for Northeast Educational University, access control system of the security department of Peking University, and the access control system for the dormitories of Peking University.

For the year ended 31 December 2003, the turnover and profit contributed from the smart cards application system products were RMB2,730,000 and RMB1,480,000 respectively.

Remote Meter Reading System

Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi"), a subsidiary of the Company, has completed the research and development of the supervisory system for medium voltage distribution. During the period, several major projects have been completed, including a major project for remote meter reading system for 4 meters in a community of Hohhot City.

The supervisory system for medium voltage distribution (PBT-C2W), a product developed by Jade Bird Haodi, passed the tests conducted by the Electric Equipment and Meter Quality Testing Centre of the China Electricity Institute on 19 November 2003.

For the year ended 31 December 2003, the turnover and loss incurred from remote meter reading system products were RMB89,000 and RMB1,428,000 respectively.

Staff

At present, the Group has approximately 202 (2002 – 220) employees, of which 4 possess the doctorate degree, 24 possess the master degree and 121 possess the bachelor degree. Under the Group's existing organization structure, the research, development and technical support team has over 103 members, while the marketing and sales team has 46 members.

PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Xu Zhen Dong, aged 40, is an executive Director and the Chairman of the board of Directors of the Company. Mr. Xu is responsible for the Company's overall strategic planning, corporate formulation and financial strategies. In 1987, Mr. Xu graduated from the Computer Science and Technology Department of Peking University. Mr. Xu is the director and general manager of Beijing Beida Jade Bird Limited and the chairman of the board and authorised representative of Weifang Beida Jade Bird Huaguang Technology Company Limited, Shenzhen Macat Optics and Electronics Company Limited and Beijing Beida Culture Development Company Limited.

Mr. Xu Zhi Xiang, aged 39, is an executive Director and the president of the Company. He is responsible for the Company's sales and marketing in the PRC. Mr. Xu graduated from Peking University with a bachelor degree in computer science and technology specialising in software and subsequently obtained a master degree in software engineering and computer science from Software Research Centre of the Science Institute of the PRC. Mr. Xu is also the chairman of the board of Beijing Tianqiao Beida Jade Bird Company Limited and Wuhan Beida Jade Bird Netsoft Company Limited, the director and general manager of Beijing Tianqiao Beida Jade Bird Commercial Information System Company Limited and the director of Shenzhen Macat Optics and Electronics Company Limited.

Prof. Zhang Wan Zhong, aged 41, is an executive director and vice president of the Company. He is primarily responsible for the overall administration, corporate matters and public relations of the Company. Prof. Zhang graduated from Peking University with a master degree in science. Prof. Zhang held various positions in the administrative arm of Peking University including the professor of the Remote Sensing and Geographic Information System Department of Peking University which was responsible for the State's focal science and technology project relating to key problem solving. Prof. Zhang is also the director and general manager of Hainan China Commerce and Tourism Company Limited and a non-executive director of Shenyang Public Utility Holdings Company Limited.

NON-EXECUTIVE DIRECTORS

Mr. Lo Lin Shing, Simon, aged 48, non-executive Director. Mr. Lo possesses over 20 years of working experience in the financial, securities and futures industries. He has been a member of the Chicago Mercantile Exchange and IMM since 1986. Mr. Lo is the chairman of Asia Logistics Technologies Limited, Cyber On-Air Group Company Limited and New World CyberBase Limited, and the deputy chairman of Tai Fook Securities Group Limited. He is also an executive director of Asean Resources Holdings Limited and The Kwong Sang Hong International Limited, all of which are companies whose shares are listed on the Stock Exchange.

NON-EXECUTIVE DIRECTORS (Cont'd)

Mr. Liu Yong Jin, aged 56, graduated from the Department of Mathematics of Peking University majoring in computing mathematics and is a researcher and senior engineer of Peking University. Mr. Liu has participated in certain national key scientific and technology projects and has been awarded the second prize in advancement of technology of Peking University and the special prize in science of the former State Ministry of Electronics Industry. Mr. Liu is the Vice President of Beijing Beida Jade Bird Company Limited responsible for human resources, administration and management of business etc.

Mr. Hao Yi Long, aged 40, graduated from the Faculty of Computer of Peking University with a master's degree majoring in microelectronics and has been working with Peking University. Mr. Hao is the chairman of the board of Beijing Beida Yu Huan Microelectronics System Engineering Company, the deputy director of the Institute of Microelectronics of Peking University and a committee member of the Sixth Session of China Electronics and Semiconductor and System Integration Technology Sub-Committee. Mr. Hao has published over 40 theses and acquired two State patents. Mr. Hao's research projects include the design methodology in microelectronics system, modeling, database and simulation in MEMS, MEMS processes development, micro accelerometer and integrated circuits processes development.

Mr. Wu Min Sheng, aged 42, graduated from Beihang University with a bachelor's degree in engineering. Mr. Wu also holds a master's degree from China North Industries Corporation and has principally engaged in the research in computing and power mathematics. He was formerly the sales director (financial industry), assistant to general manager and deputy general manager of Beijing Beida Commercial Information System Company Limited. Mr. Wu is the director and general manager of Beijing Tianqiao Beida Jade Bird Science and Technology Company Limited.

Mr. Li Li Xin, aged 42, graduated from the Faculty of Economics and Management of Tsinghua University with a master's degree. Mr. Li has engaged in specialized investment, establishment, operation and management of enterprises for over ten years and has extensive experience in product development, technology development, market development, capital management and resources integration. Mr. Li joined Beijing Beida Jade Bird Company Limited as vice president in year 2001.

PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

INDEPENDENT NON-EXECUTIVE DIRECTORS

Prof. Nan Xiang Hao, aged 68, is an independent non-executive Director and a member of the audit committee of the Company. Prof. Nan is currently a part-time professor in the graduate school of University of Science and Technology of China. Prof. Nan was previously a supervisor of The Third Information Cryptology Commissary of The Chinese Computer Association. Prof. Nan was awarded various science awards such as the Second Prize of State Technological Achievement.

Prof. Chin Man Chung, Ambrose, aged 38, is an independent non-executive Director and a member of the audit committee of the Company. He graduated from the Chinese Language and Literature Department of Peking University with a master degree in Literature. Prof. Chin is currently a professor of the faculty of history of Fudan University and a researcher of morality and religion research centre of Tsinghua University. Prof. Chin has publication of thesis "Fu Ji Ya" etc. and received the First Prize of "Ji Xianlin" Oriental Literature Prize. Prof. Chin was appointed as an independent non-executive Director and a member of the audit committee of the Company in April 2002.

CHIEF SCIENTIST

Prof. Wang Yang Yuan, is appointed as the Chief Scientist of the Company in May 2003. Prof. Wang will be responsible for the Company's overall technology research and development and monitoring the investment in Semiconductor Manufacturing International Corporation ("SMIC"). Prof. Wang is also the chairman of the board of Semiconductor Manufacturing International Corporation (Shanghai), a wholly owned subsidiary of SMIC.

SUPERVISORS

Mr. Zhang Yong Li, aged 39, is chairman of the Company's supervisory committee. He graduated from the Geology Department of Peking University with a bachelor degree in Geology and subsequently obtained a doctorate degree in science from Chinese Science University. Mr. Zhang held various positions in the Beijing Beida Jade Bird Company Limited mainly in the areas of accounting and administration and has been appointed as deputy general manager and chief financial officer of Beijing Beida Jade Bird Company Limited since November 1998. Mr. Zhang is also the chairman of the supervisory committee of Shenzhen Macat Optics and Electronics Company Limited.

Mr. Du Hong, aged 51, is an independent Supervisor. He is currently a member of the qualification assessment committee of the State's Office senior engineering technology, a member of the assessment committee of the State's Science and Technology Advancement Award and a member of the strategic research expert committee of the State's "Eight, Six, Three" Plan relating to information security technology development. He is a senior engineer and was the president of the State Secrecy Bureau.

SUPERVISORS (Cont'd)

Ms. Lu Qing, aged 39, is an independent Supervisor. Ms. Lu graduated from Peking University with a bachelor degree in economics and subsequently obtained a master degree in economics and politics. In 1996, Ms. Lu obtained a master degree in business administration from HEC School of Management, Paris, France. Ms. Lu has extensive experience in investment consulting.

Mr. Li De Yong, aged 40, holds a master's degree in law from the Peking University. Mr. Li has worked in China Mechanical Machine and Accessories Engineering Company and is a qualified senior engineer. He has participated in various environmental protection projects and had extensive experience in marketing. Mr. Li then worked in the personnel department of Peking University and has extensive experience in human resources and management. Mr. Li joined Beijing Beida Jade Bird Company Limited as assistant to President in year 2003.

Ms. Dong Xiao Qing, aged 35, joined Beijing Beida Jade Bird Company Limited in March 1999 responsible for human resources. In June 2000, Ms. Dong was appointed as the head of the human resources department of the Company. Ms. Dong has over six years experience in human resources in IT industry. She is familiar with the State Labour Law and has practical experience in human resources.

SENIOR MANAGEMENT

Mr. Duan Yun Suo, aged 37, is a research manager and vice president of the Company. He obtained a doctorate in medicine engineering of Zhejiang University. He carried out post-doctorate research in the Computer Science and Technology Department of Peking University. Since 1997, he was an associate professor of the Computer Science and Technology Department of Peking University. Mr. Duan has extensive experience in research and development of network and information security and communication.

Mr. Chan Him, Alfred, aged 40, is the financial controller and the company secretary of the Company. He has over 15 years of experience in auditing, accounting, taxation and financial management in Hong Kong and the PRC. Mr. Chan is a fellow member of both the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants.

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The principal activities of the Group is the research, development, manufacturing, marketing and sale of embedded systems products, including network security products, wireless fire alarm systems, application specific integrated circuits, global positioning system application systems, smart card application systems, digital video recorder systems, remote automatic meter-reading systems, and related products. The Group is also engaged in the sale of computer products and the provision of total solution services through the application of its existing embedded system products.

In November 2003, the Company disposed of its entire assets and business of DVR to Shenzhen Beida Jade Bird Sci-Tech Company Limited, a related party of the Company, for a consideration of RMB3,000,000. Save as disclosed above, there were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2003 and the state of affairs of the Group and the Company at that date are set out in the financial statements on pages 29-82 of this Annual Report.

The directors do not recommend the payment of a final dividend in respect of the year (2002: Nil).

SUMMARY FINANCIAL INFORMATION

A summary of the published results and assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the summary of financial information in the accountants' report in the Prospectus for the year ended 31 December 1999, and from the audited consolidated financial statements of the Company for the four years ended 31 December 2003 and reclassified as appropriate, is set out on page 3. This summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 13 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital during the year, together with the reasons therefore, are set out in note 25 to the financial statements.

For the year ended 31 December 2003, no share options were granted (2002: Nil). Details of the Company's share option scheme are set out in note 26 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the Company Law of the PRC which oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 27 to the financial statements and in the consolidated statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

As at 31 December 2003, in accordance with the PRC Company Law, an amount of approximately RMB322 million standing to the credit of the Company's capital reserve account, and an amount of approximately RMB18 million standing to the credit of the Company's statutory reserve funds (details of which are set forth in note 27 to the financial statements), as determined under the PRC accounting standards and regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had, as detailed in note 27 to the financial statements, retained profits of approximately RMB82 million available for distribution as dividend.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, sales to the Group's five largest customers accounted for less than 30% of the total sales for the year. Purchases from the Group's five largest suppliers also accounted for less than 30% of the total purchases for the year.

The Group has sold certain products and provided certain services to certain companies with the same ultimate controlling shareholder of the Company, details of which are set out in the note "Connected transactions" below. Save as aforesaid, none of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and supplies.

DIRECTORS AND SUPERVISORS

The directors of the Company during the year were:

Executive directors:

Mr. Xu Zhen Dong	
Mr. Xu Zhi Xiang	
Prof. Chen Zhong	(retired on 25 June 2003)
Prof. Zhang Wan Zhong	
Prof. Liu Yue	(retired on 25 June 2003)
Mr. Yang Ming	(appointed on 25 June 2003 and resigned on 2 October 2003)
Mr. Gao Zhi Kai, Victor	(appointed on 25 June 2003 and resigned on 12 March 2004)

Non-executive directors:

Prof. Yang Fu Qing	(retired on 25 June 2003)
Prof. Wang Yang Yuan	(retired on 25 June 2003)
Prof. Han Ru Qi	(retired on 25 June 2003)
Mr. Xing Huan Lou	(retired on 25 June 2003)
Mr. Lo Lin Shing, Simon	
Mr. Liu Yong Jin	(appointed on 25 June 2003)
Mr. Hao Yi Long	(appointed on 25 June 2003)
Mr. Wu Min Sheng	(appointed on 25 June 2003)
Mr. Li Li Xin	(appointed on 25 June 2003)

Independent non-executive directors:

Prof. Nan Xiang Hao
Mr. Chin Man Chung, Ambrose

DIRECTORS AND SUPERVISORS (Cont'd)

Supervisors:

Mr. Zhang Yong Li	
Mr. Fan Yi Min	(resigned on 25 June 2003)
Mr. Li Chun	(resigned on 25 June 2003)
Mr. Du Hong	
Ms. Lu Qing	
Mr. Li De Yong	(appointed on 25 June 2003)
Ms. Dong Xiao Qing	(appointed on 25 June 2003)

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

On 25 June 2003, each of the directors and supervisors (including those re-appointed and newly appointed) entered into a service contract with the Company for a term of three years. Pursuant to the Company's article of association, each director and supervisor is eligible for re-election upon expiration of the term of services.

PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Profile of the directors and supervisors of the Company, and the senior management of the Group are set out on pages 12 to 15 of this Annual Report.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No director and supervisor had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company, its holding Company, or any of its subsidiaries or fellow subsidiaries was a party during the year.

CONTRACTS OF SIGNIFICANCE

The Company has entered into certain contracts with connected parties of the Group. Further details of the transactions undertaken in connection with these contracts during the year are explained in the note "Connected transactions" below and included in note 31 to the financial statements. The contract terms have been reviewed by the independent non-executive directors.

DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2003, the interests and short positions of the directors, supervisors and chief executive in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules, were as follows:

Long positions in ordinary shares of the Company:

Name of director		Note	Number of shares held, capacity and nature of interest Beneficiary of a trust	Approximate percentage of the Company's total issued domestic share capital	Approximate percentage of the Company's total issued share capital
1.	Mr. Xu Zhen Dong	*(a)*	220,000,000	31.4	19.9
2.	Mr. Xu Zhi Xiang	*(a)*	220,000,000	31.4	19.9
3.	Mr. Zhang Wan Zhong	*(a)*	220,000,000	31.4	19.9
4.	Mr. Liu Yong Jin	*(a)*	220,000,000	31.4	19.9
5.	Mr. Wu Min Sheng	*(a)*	220,000,000	31.4	19.9
Name of supervisor					
1.	Mr. Zhang Yong Li	*(a)*	220,000,000	31.4	19.9
2.	Mr. Dong Xiao Qing	*(a)*	220,000,000	31.4	19.9

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (Cont'd)

Save as disclosed above, none of the directors, supervisors and chief executive had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed in the employee share option scheme disclosures in note 26 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in the Company granted to any director and supervisor or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, its holding company, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors and supervisors to acquire such rights in any other body corporate.

EMPLOYEE SHARE OPTION SCHEME

The Company conditionally approved a share option scheme on 5 July 2000, pursuant to which the board may, at its discretion, grant share option to any full-time employees of the Group to subscribe for shares in the Company, subject to a maximum of 30% of the Company's shares in issue at the date of grant. However, employees who are PRC nationals shall not be entitled to exercise the option until the current restrictions on PRC nationals from subscribing for or dealing in H shares imposed by the relevant PRC law and regulations have been abolished or removed. No options have been granted by the Company to any employees of the Group since the date of establishment of the share option scheme.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2003, the following interests of 5% or more of the issued share capital of the Company (except for Beijing Beida Jade Bird Software System which has only 3.6% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Name	*Notes*	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital	Number of share options held
1.	Peking University	*(a)*	Through a controlled corporation	310,000,000	44.3	28.1	-
2.	Beijing Beida Yu Huan Microelectronics System Engineering Company	*(a)*	Directly beneficially owned	85,000,000	12.1	7.7	-
3.	Beijing Beida Jade Bird Software System	*(a)*	Directly beneficially owned	110,000,000	15.7	10.0	-
4.	Beijing Beida Jade Bird Limited	*(a)*	Directly beneficially owned	40,000,000	5.7	3.6	-
5.	Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited	*(a)*	Directly beneficially owned	75,000,000	10.7	6.8	-
6	Heng Huat	*(b)*	Through a controlled corporation	220,000,000	31.4	19.9	-
7.	Dynamic Win	*(b)*	Directly beneficially owned	220,000,000	31.4	19.9	-
8.	New World Cyber base Limited	*(c)*	Interest of controlled corporation	70,000,000	10.0	6.3	-
9.	New view Venture Limited	*(c)*	Directly beneficially owned	70,000,000	10.0	6.3	-

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (Cont'd)

Notes:

(a) Peking University is taken to be interested in 28.1% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 shares (representing approximately 7.7% of the Company's share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 shares (representing approximately 10.0% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Co., which is beneficially wholly-owned by Peking University;

(iii) 40,000,000 shares (representing approximately 3.6% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(iv) 75,000,000 shares (representing approximately 6.8% of the Company's total share capital) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(b) The shares of the Company are held by Dynamic Win, which is 93.37% owned by Heng Huat.

(c) The shares of the Company are held by New View Venture Limited, which is wholly-owned by New World Cyberbase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section "Directors', supervisors and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the directors, supervisors, the management shareholders of the Company and their respective associates (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Group.

CONNECTED TRANSACTIONS

Upon the listing of the H shares of the Company on the GEM on 27 July 2000, transactions between the Group and its connected persons or their respective associates (as the respective terms are defined by the GEM Listing Rules) are governed by and are required to comply with the requirements of the GEM Listing Rules. The Group had the following connected transactions as recorded in its financial statements for the year ended 31 December 2003:

(a)	Sale of embedded systems products and provision of total solution services to:	
		RMB'000
	Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited	981
	Beijing Beida Jade Bird Limited	217
	Peking University	179
(b)	Disposal of the business of digital video recorder systems to Shenzhen Beida Jade Bird Sci-Tech Company Limited	3,000
(c)	Rental expense for office building charged by Beijing Beida Jade Bird Limited	816
(d)	Interest income on amount due from Beijing Beida On-line Network Company Limited	765
(e)	Rental expense for equipment charged by The Institute of Microelectronics of Peking University	315
(f)	Rental income for equipment earned from The Institute of Microelectronics of Peking University	315

The independent non-executive directors have reviewed the above transactions and have confirmed that:

1. the transactions were entered into by the Group in the ordinary and usual course of its business;

2. the transactions were entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

3. the transactions were entered into on normal commercial terms or, where there is no available comparison, on terms no less favourable than those available from or to (as appropriate) independent third parties; and

4. the transactions were entered into in accordance with the terms of the agreements governing such transactions.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 33 to the financial statements.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee has two members comprising the two independent non-executive directors of the Company. An audit committee meeting was held in March 2004 to review the Group's annual report and provide advice and recommendations to the board of directors.

COMPLIANCE WITH RULES 5.28 TO 5.39 OF THE GEM LISTING RULES

The Company has complied with the board practices and procedures as set out in Rules 5.28 to 5.39 of the GEM Listing Rules during the year.

AUDITORS

Ernst & Young retire and a resolution for the reappointment of Ernst & Young as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD OF DIRECTORS
XU ZHEN DONG
Chairman

Beijing, the People's Republic of China
24 March 2004

REPORT OF THE SUPERVISORY COMMITTEE

To the Shareholders:

For the year ended 31 December 2003, the Supervisors of the Supervisory Committee have strictly complied with the requirements of the "Company Law of The People's Republic of China", "Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited" and the Articles of Association of the Company and adhered to the principles of honesty and integrity in discharging our supervisory duties and obligations faithfully and safeguarding the interests of the shareholders, the Company and its staff and be responsible to the shareholders.

During the period of this Report, three meetings of the Supervisory Committee were held.

(1) The seventh meeting of the first session of the Supervisory Committee was held at the conference room on the third floor of the Company on 27 March 2003. The agenda of the meeting was the review of the report of the 2002 annual results of the Company.

(2) The eighth meeting of the first session of the Supervisory Committee was held at the conference room on the third floor of the Company on 15 May 2003. The agenda of the meeting was the review of the report of the 2003 first quarter results of the Company.

(3) The first meeting of the second session of the Supervisory Committee was held at the conference room on the third floor of the Company on 13 August 2003. The agenda of the meeting was the review of the report of the 2003 Interim results of the Company.

(4) The second meeting of the second session of the Supervisory Committee was held at the conference room as the third floor of the Company on 24 March 2004. The agenda of the meeting was the review of the report of the 2003 annual results of the Company.

During the period of this Report, the Supervisory Committee was present at all the major activities of the Company, such as the meetings of the Board of Directors and had discharged its supervisory functions over the Board of Directors and its members and senior management, such as general manager, deputy general managers, and the operations management of the Company.

As a result of our work, the Supervisory Committee is in a position to express its independent opinion in respect of the following matters:

1. The Supervisory Committee has verified the financial information such as the financial and performance reports and the profit appropriations proposal to be submitted to the Annual General Meeting by the Board of Directors in a serious manner. We are of the opinion that the financial statements audited by Ernst & Young for the year ended 31 December 2003 have reflected truly and fairly the conditions of the operating results and the assets of the Company and of the Group.

2. The management of the Company was able to execute the affairs of the Company in accordance with the "Company Law of The People's Republic of China" and the Articles of Association of the Company and establish a proper internal control system. During the period of this Report, the Supervisory Committee has not discovered any act of the management, in the performance of their duties, that prejudiced the interests of the Company and its staff, or contravened the laws and regulations of the State and the Articles of Association of the Company.

3. During the year, the Company was not threatened with any major litigation nor was there any matter that the Supervisory Committee had intervened with or threatened against the Board of Directors.

4. The connected transactions of the Company, which have fully complied with the relevant provisions of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, were fair and reasonable. We have not discovered any act that prejudiced the interests of the Company.

We would like to express our appreciation for the strenuous supports given by the Shareholders, Directors and all staff to the work of the Supervisory Committee during the year.

By order of the Supervisory Committee
Zhang Yong Li
Chairman

Beijing, the People's Republic of China,
24 March 2004

ERNST & YOUNG
安永會計師事務所

To the members
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 29 to 82 which have been prepared in accordance with the accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong, 24 March 2004

Year ended 31 December 2003

	Notes	2003 RMB'000	2002 RMB'000
TURNOVER	5	199,740	250,463
Other revenue and gain	5	1,877	1,260
Operating expenses			
Materials and equipment		(148,037)	(138,334)
Employee costs		(18,021)	(20,595)
Depreciation of property, plant and equipment	13	(3,203)	(3,494)
Amortisation of goodwill and intangible assets	14, 15	(6,230)	(5,619)
Other operating expenses		(9,814)	(20,113)
Total operating expenses		(185,305)	(188,155)
PROFIT FROM OPERATING ACTIVITIES	6	16,312	63,568
Finance income/(costs):			
Interest income		3,020	4,851
Interest expense		(12,425)	(24,268)
PROFIT BEFORE TAX		6,907	44,151
Tax	9	(2,399)	(1,300)
PROFIT BEFORE MINORITY INTERESTS		4,508	42,851
Minority interests		2,628	(205)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	10	7,136	42,646
Proposed final dividend	11(2)	–	–
EARNINGS PER SHARE – Basic (RMB cents)	12	0.7	4.4

CONSOLIDATED BALANCE SHEET

31 December 2003

	Notes	2003	2002
		RMB'000	RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	6,319	9,404
Intangible assets	14	520	760
Goodwill	15	16,535	24,366
Long term investment	16	510,998	510,968
		534,372	545,498
CURRENT ASSETS			
Inventories	18	19,538	16,648
Trade receivables	19	71,915	73,075
Due from shareholders	20	31,328	9,372
Due from related parties	21	25,374	6,670
Prepayments, deposits and other receivables		25,793	19,991
Bills receivable		8,726	–
Cash and cash equivalents	22	278,009	206,701
		460,683	332,457
CURRENT LIABILITIES			
Short term bank loans	23	396,203	363,060
Trade payables	24	16,904	16,359
Advances from customers		11,783	7,649
Accrued liabilities and other payables		23,794	25,407
Due to shareholders	20	1,692	11,304
Due to related parties	21	742	2,300
Tax payable		3,639	1,294
		454,757	427,373
NET CURRENT ASSETS/(LIABILITIES)		5,296	(94,916)
TOTAL ASSETS LESS CURRENT LIABILITIES		540,298	450,582
MINORITY INTERESTS		6,131	8,759
		534,167	441,823
CAPITAL AND RESERVES			
Issued capital	25	110,400	96,400
Reserves		423,767	345,423
		534,167	441,823

XU ZHEN DONG
Director

XU ZHI XIANG
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2003

	Notes	Issued share capital	Capital reserve	Statutory reserve funds	Proposed final dividend	Retained profits	Total
		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
31 December 2001 and 1 January 2002		96,400	251,271	10,342	4,820	41,164	403,997
Net profit for the year		–	–	–	–	42,646	42,646
Transfer from/(to) reserves	11(1)	–	–	6,307	–	(6,307)	–
Final 2001 dividend declared	11(2)	–	–	–	(4,820)	–	(4,820)
31 December 2002 and 1 January 2003		96,400	251,271	16,649	–	77,503	441,823
Issue of H shares	25	14,000	75,164	–	–	–	89,164
Share issue expenses	25	–	(5,610)	–	–	–	(5,610)
Payable written back*		–	1,654	–	–	–	1,654
Net profit for the year		–	–	–	–	7,136	7,136
Transfer from/(to) reserves	11(1)	–	–	1,218	–	(1,218)	–
31 December 2003		110,400	322,479#	17,867#	–	83,421#	534,167

* *During the year, the Company reached a waiver agreement with an unrelated party, who had provided services to the Company during the listing of the Company's H shares on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in July 2000. Pursuant to the waiver agreement, the amount had been recorded as part of the issuance expenses for the listing in 2000 and in accordance with the prevailing accounting principles and regulations in the People's Republic of China, the amount waived was included in capital reserve account in this year accordingly.*

\# *These reserve accounts comprise the consolidated reserves of RMB423,767,000 (2002: RMB345,423,000) in the consolidated balance sheet.*

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2003

	Notes	2003	2002
		RMB'000	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit from operating activities		**16,312**	63,568
Adjustments for:			
Exchange losses/(gains), net	6	**(1,646)**	5
Provision for/(write-back of) doubtful debts	6	**(1,603)**	4,426
Provision against obsolete and slow-moving inventories	6	**336**	208
Loss on disposal of property, plant and equipment	6	**719**	97
Gain of disposal of a business	28(c)	**(1,362)**	–
Depreciation of property, plant and equipment	6	**3,203**	3,494
Amortisation of goodwill and intangible assets	6	**6,230**	5,619
Operating profit before working capital changes		**22,189**	77,417
Decrease/(increase) in inventories		**(3,734)**	4,801
Decrease/(increase) in trade receivables		**2,637**	(36,809)
Increase in bills receivable		**(8,726)**	–
Decrease/(increase) in amounts due from shareholders		**(21,956)**	15,255
Increase in amounts due from related parties		**(14,939)**	(5,938)
Increase in prepayments, deposits and other receivables		**(6,609)**	(9,184)
Increase in trade payables		**545**	2,504
Increase/(decrease) in advances from customers		**4,134**	(3,276)
Increase in accrued liabilities and other payables		**1,572**	11,008
Increase/(decrease) in amounts due to shareholders		**(9,612)**	11,304
Increase/(decrease) in amounts due to related parties		**(1,558)**	2,300
Cash generated from/(used in) operations		**(36,057)**	69,382
PRC corporate income tax paid		**(54)**	(6)
Net cash inflow/(outflow) from operating activities		**(36,111)**	69,376
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease/(increase) in bank deposits with maturity of over three months		**(92,941)**	81,457
Receipt of loan receivable		**–**	33,939
Purchases of property, plant and equipment	13	**(983)**	(2,690)
Purchase of a long term investment		**(30)**	(124,528)
Acquisitions of subsidiaries	28(a)	**–**	(9,224)
Acquisition of a business	28(b)	**–**	(3,000)
Interest received		**2,869**	5,162
Net cash outflow from investing activities		**(91,085)**	(18,884)

	Notes	2003 RMB'000	2002 RMB'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of H shares	25	89,164	–
Share issue expenses	25	(5,610)	–
New bank loans		393,143	360,000
Repayment of bank loans		(360,000)	(390,000)
Dividend paid		–	(4,820)
Interest paid		(12,780)	(24,335)
Contribution from a minority shareholder of a subsidiary		–	4,000
Net cash inflow/(outflow) from financing activities		103,917	(55,155)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(23,279)	(4,663)
Cash and cash equivalents at beginning of year		109,955	114,623
Effect of foreign exchange rate changes		1,646	(5)
CASH AND CASH EQUIVALENTS AT END OF YEAR		88,322	109,955
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	22	82,977	98,365
Non pledged time deposits with original maturity of not longer than three months when acquired	22	5,345	11,590
		88,322	109,955

BALANCE SHEET

31 December 2003

	Notes	2003 RMB'000	2002 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	2,213	4,778
Goodwill	15	–	2,184
Interests in subsidiaries	17	571,705	571,973
		573,918	578,935
CURRENT ASSETS			
Inventories	18	5,714	3,756
Trade receivables		48,947	54,522
Due from shareholders	20	31,328	9,293
Due from related parties	21	24,006	5,301
Prepayments, deposits and other receivables		20,966	6,347
Bills receivable		8,726	–
Cash and cash equivalents	22	238,952	168,819
		378,639	248,038
CURRENT LIABILITIES			
Short term bank loans	23	393,143	360,000
Trade payables		1,982	1,716
Advances from customers		7,723	3,567
Accrued liabilities and other payables		15,683	19,964
Due to shareholders	20	1,010	1,945
Due to a related party	21	355	1,913
Tax payable		494	
		420,390	389,105
NET CURRENT LIABILITIES		(41,751)	(141,067)
TOTAL ASSETS LESS CURRENT LIABILITIES		532,167	437,868
CAPITAL AND RESERVES			
Issued capital	25	110,400	96,400
Reserves	27	421,767	341,468
		532,167	437,868

XU ZHEN DONG
Director

XU ZHI XIANG
Director

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") was incorporated as a Sino-foreign joint stock limited liability company in Beijing, the People's Republic of China (the "PRC"), on 29 March 2000. The Company's H shares have been listed on the GEM of the Stock Exchange since 27 July 2000.

During the year, the Company and its subsidiaries (collectively referred to as the "Group") were engaged in the research, development, manufacturing, marketing and sale of embedded systems products, including network security products ("NET"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), global positioning system application systems ("GPS"), smart card application systems ("IC"), digital video recorder systems ("DVR"), remote automatic meter-reading systems ("RMR") and related products. The Group was also engaged in the sale of computer products ("Computer") and the provision of total solution services through the application of its existing embedded system products during the year.

In November 2003, the Company disposed of its entire assets and business of DVR to Shenzhen Beida Jade Bird Sci-Tech Company Limited ("Shenzhen Jade Bird"), a related party of the Company, for a consideration of RMB3,000,000. Save as disclosed above, there were no significant changes in the nature of the Group's principal activities during the year.

The registered office of Beijing Beida Jade Bird Universal Sci-Tech Company Limited is located at 3rd Floor, Beida Jade Bird Building, No.207, Chengfu Road, Haidian District, Beijing 100871, the PRC.

In the opinion of the directors, the ultimate controlling shareholder is Peking University, a university in Beijing.

2. IMPACT OF A REVISED STATEMENT OF STANDARD ACCOUNTING PRACTICE ("SSAP")

The SSAP 12 (Revised) "Income taxes" is effective for the first time for the current year's financial statements.

This revised SSAP prescribes new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of adopting this SSAP are summarised as follows:

2. **IMPACT OF A REVISED STATEMENT OF STANDARD ACCOUNTING PRACTICE ("SSAP")** (Cont'd)

SSAP 12 prescribes the accounting for income taxes payable or recoverable, arising from the taxable profit or loss for the current period (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carryforward of unused tax losses (deferred tax).

The SSAP has no significant impact for these financial statements on the amounts recorded for income taxes. However, the related note disclosures are now more extensive than previously required. These are detailed in note 9 to the financial statements and include a reconciliation between the accounting profit and the tax expense for the year.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2003. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Cont'd)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Goodwill

Goodwill arising on the acquisition of subsidiaries or business represents the excess of the cost of the acquisition over the Group's and the Company's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet and balance sheet as an asset and amortised on the straight-line basis over its estimated useful life of five years.

On disposal of subsidiaries or business, the gain of loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

The carrying amount of goodwill is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Cont'd)

Impairment of assets (Cont'd)

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost of each asset over its estimated useful life. The estimated useful lives of property, plant and equipment have been taken as follows:

Leasehold land	10 years
Buildings	20 years
Machinery and equipment	3-10 years
Leasehold improvements, furniture and office equipment	2-5 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Intangible assets

Information technology rights are stated at cost and amortised on the straight-line basis over their estimated useful lives of five years.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Cont'd)

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Long term investments

Long term investments are non-trading investments in unlisted equity securities intended to be held on a long term basis. Long term investments are stated at cost less any diminution in their value which is expected to be other than temporary.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Contracts for services

Contract revenue on the rendering of services comprises the agreed contract amount. Costs of rendering services comprise labour and other costs of personnel directly engaged in providing the services and attributable overheads.

Revenue from the rendering of services is recognised based on the percentage of completion of the transaction, provided that the revenue, the costs incurred and the estimated costs to completion can be measured reliably. The percentage of completion is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction.

When the outcome of a contract cannot be estimated reliably, contract revenues are recognised only to the extent of contract costs incurred that are probable of recovery, and contract costs are recognised as an expense in the period in which they are incurred.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Cont'd)

Contracts for services (Cont'd)

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet classification, cash and cash equivalents comprise cash on hand and at banks, including time deposits, and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Cont'd)

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account or in equity if it relates to items that are recognized in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and
- in respect of taxable temporary differences associated with investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and used tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilized.

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and
- in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Cont'd)

Income tax (Cont'd)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of embedded systems and related products, when the installation work is completed, the customer has accepted the systems and products and the significant risks and rewards of ownership have been transferred to the customer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the embedded systems and related products sold;

(b) from the sale of computer products, when the merchandise is shipped, the title of which has passed and the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the computer products sold;

(c) from the rendering of total solution services, on the basis as set out under the heading "Contracts for services" above;

(d) rental income, on a time proportion basis over the lease terms; and

(e) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable.

Revenue is recorded net of sales surtaxes, where applicable.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Cont'd)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Foreign currencies

The books and records of the Group are maintained in Renminbi ("RMB"). Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries are translated into RMB using the net investment method. The profit and loss accounts of overseas subsidiaries are translated into RMB at the weighted average exchange rates for the year, and their balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Cont'd)

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Employee benefits

Retirement benefits scheme

The Company and its PRC subsidiaries participate in defined contribution retirement schemes organised by the local government authorities in the PRC. All of the PRC employees are entitled to an annual pension equivalent to a fixed portion of their basic salaries at their retirement dates. The Company and its PRC subsidiaries are required to make contributions to the retirement schemes at a rate of 19% of the basic salary of their PRC employees and have no further obligation for post-retirement benefits. The contributions are charged to the profit and loss account of the Group as they become payable in accordance with the rules of the scheme.

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

Share option scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the capital reserve account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) the manufacture and sale of NET

(b) the manufacture and sale of WFAS

(c) the manufacture and sale of ASIC

(d) the manufacture and sale of GPS

(e) the manufacture and sale of IC

(f) the manufacture and sale of DVR

(g) the manufacture and sale of RMR

(h) the trading of Computer

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

4. **SEGMENT INFORMATION** (Cont'd)

(a) **Business segments**

The following table presents revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

Group

	2003								
	RMB'000								
	NET	WFAS	ASIC	GPS	IC	DVR	RMR	Computer	Total
REVENUE									
Sales to external customers	36,060	31,077	58,151	-	2,730	1,212	89	70,421	199,740
RESULTS									
Segment results	15,780	3,583	(2,165)	(193)	1,480	477	(1,428)	3,174	20,708
Interest income									3,020
Interest expense									(12,425)
Unallocated corporate expenses									(4,396)
Profit before tax									6,907
Tax									(2,399)
Profit before minority interests									4,508
Minority interests									2,628
Net profit from ordinary activities attributable to shareholders									7,136
ASSETS									
Segment assets	46,524	34,802	36,234	967	981	-	5,853	44,005	169,366
Less: Intersegment assets	-	-	(7,180)	-	-	-	-	-	(7,180)
Unallocated corporate assets									832,869
Total assets									995,055
LIABILITIES									
Segment liabilities	5,842	27,422	18,212	1,757	139	-	4,867	14,499	72,738
Less: Intersegment liabilities	(175)	(13,549)	(2,783)	-	-	-	(600)	-	(17,107)
Unallocated corporate liabilities									399,126
Total liabilities									454,757
OTHER SEGMENT INFORMATION									
Capital expenditure	257	585	139	-	-	-	-	2	983
Depreciation for property, plant and equipment	461	462	1,565	40	10	56	44	565	3,203
Amortisation of goodwill	439	3,500	-	-	-	343	1,708	-	5,990
Amortisation of intangible assets	-	-	240	-	-	-	-	-	240
Provision for/(write-back of) doubtful debts	(62)	116	418	-	(50)	(203)	135	(1,957)	(1,603)
Provision against obsolete and slow-moving inventories	222	-	-	-	114	-	-	-	336

4. SEGMENT INFORMATION (Cont'd)

(a) Business segments (Cont'd)

Group

	2002 RMB'000 NET	WFAS	ASIC	GPS	IC	DVR	RMR	Computer	Total
REVENUE									
Sales to external customers	56,452	36,339	21,571	5,627	7,863	6,931	7,434	108,246	250,463
RESULTS									
Segment results	34,562	16,958	4,518	3,890	4,987	2,701	187	4,750	72,553
Interest income									4,851
Interest expense									(24,268)
Unallocated corporate expenses									(8,985)
Profit before tax									44,151
Tax									(1,300)
Profit before minority interests									42,851
Minority interests									(205)
Net profit from ordinary activities attributable to shareholders									42,646
ASSETS									
Segment assets	43,022	43,932	17,181	1,642	6,139	4,624	7,952	28,075	152,567
Less: Intersegment assets	–	–	(5,480)	–	–	–	–	–	(5,480)
Unallocated corporate assets									730,868
Total assets									877,955
LIABILITIES									
Segment liabilities	2,884	23,497	2,285	2,485	900	3,113	5,635	21,876	62,675
Less: Intersegment liabilities	(13)	(15,044)	(212)	–	–	–	(500)	–	(15,769)
Unallocated corporate liabilities									380,467
Total liabilities									427,373
OTHER SEGMENT INFORMATION									
Capital expenditure	237	1,096	–	–	20	86	3	1,248	2,690
Depreciation for property, plant and equipment	861	373	1,895	102	32	23	42	166	3,494
Amortisation of goodwill	110	3,500	–	–	–	385	1,564	–	5,559
Amortisation of intangible assets	60	–	–	–	–	–	–	–	60
Provision for doubtful debts	356	129	–	–	112	203	2	3,624	4,426
Provision against obsolete and slow-moving inventories	–	–	208	–	–	–	–	–	208

4. **SEGMENT INFORMATION** (Cont'd)

(b) **Geographical segments**

The following table presents revenue, certain asset and capital expenditure information for the Group's geographical segments:

	Mainland China		Hong Kong		Total	
	2003	2002	**2003**	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
REVENUE						
Sales to external customers	**155,994**	184,473	**43,746**	65,990	**199,740**	250,463
OTHER SEGMENT INFORMATION						
Segment assets	**987,629**	861,673	**7,426**	16,282	**995,055**	877,955
Capital expenditure	**983**	1,910	**–**	780	**983**	2,690

5. **TURNOVER, OTHER REVENUE AND GAIN**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and the value of services rendered, net of sales surtaxes, during the year. All significant intra-group transactions have been eliminated on consolidation.

An analysis of turnover, other revenue and gain is as follows:

	Group	
	2003	2002
	RMB'000	*RMB'000*
Turnover		
Sale of embedded systems and related products	**114,926**	85,388
Sale of computer products	**70,421**	108,246
Rendering of total solution services	**14,393**	56,829
	199,740	250,463
Other revenue		
Gross rental income *(note 31(b))*	**315**	1,260
Others	**200**	–
	515	1,260
Gain		
Gain on disposal of a business *(note 28(c))*	**1,362**	–
	1,877	1,260

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	Notes	2003	2002
		RMB'000	RMB'000
Cost of inventories sold		147,850	137,446
Cost of services provided, and which included:			
Employees costs		417	1,588
Depreciation of property, plant and equipment		516	405
Office expenses		4	922
Others		3	121
Employees costs (excluding directors' remuneration):			
Wages, salaries and bonuses		12,837	12,024
Social security costs		2,041	3,418
Retirement benefit contributions	7	1,251	2,004
Auditors' remuneration		956	924
Depreciation of property, plant and equipment	13	3,203	3,494
Research and development costs		6,936	11,183
Advertising and promotion costs		4,360	5,296
Royalty fee	31(b)	–	164
Exchange losses/(gains), net		(1,646)	5
Interest expense on bank loans wholly repayable within one year		12,425	24,268
Interest income from bank deposits		(2,255)	(3,685)
Interest income from loan receivable		–	(1,166)
Interest income on amount due from a related party	31(b)	(765)	–
Operating lease rental income in respect of equipment	31(b)	(315)	(1,260)
Loss on disposal of property, plant and equipment		719	97
Gain on disposal of a business	28(c)	(1,362)	–
Amortisation of goodwill	15	5,990	5,559
Amortisation of intangible assets	14	240	60
Operating lease rentals in respect of:			
Land and buildings		2,340	1,009
Equipment	31(b)	315	1,260
Provision for/(write-back of) doubtful debts		(1,603)	4,426
Provision against obsolete and slow-moving inventories	18	336	208
Research and development costs included:			
Employees costs		3,427	5,690
Depreciation of property, plant and equipment		2,044	2,356
Operating lease rentals of equipment		315	1,260
Office expenses		617	1,130
Others		533	747

7. **RETIREMENT BENEFITS**

During the year ended 31 December 2003, the aggregate contributions of the Group to retirement benefit schemes were approximately RMB1,251,000 (2002: RMB2,004,000). As at 31 December 2003, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2002: Nil).

8. **DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' REMUNERATION**

(a) **Directors' and supervisors' remuneration:**

Directors' and supervisors' remuneration for the year, as required to be disclosed pursuant to the GEM Listing Rules and Section 161 of the Companies Ordinance, is as follows:

	Group	
	2003	2002
	RMB'000	*RMB'000*
Fees	**500**	500
Basic salaries, housing benefits, other allowances and benefits in kind	**1,092**	1,449
Bonuses*	**300**	1,200
Retirement benefit scheme contributions	**–**	–
	1,892	3,149

* *The bonuses were paid to executive directors and calculated at approximately 4.0% (2002: 2.7%) of consolidated net profit from ordinary activities attributable to shareholders before the provision of such bonuses. Pursuant to the service contracts entered into between the Company and its executive directors, the Company's executive directors are entitled to an aggregate amount of bonuses of not more than 5% of the consolidated profit after tax before the provision of such bonuses.*

The five executive directors of the Company received emoluments of approximately RMB432,000, RMB382,000, RMB343,000, RMB235,000 and nil for the year ended 31 December 2003, and they received emoluments of approximately RMB607,000, RMB536,000, RMB516,000, RMB516,000 and RMB412,000 for the year ended 31 December 2002.

8. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' REMUNERATION (Cont'd)

(a) **Directors' and supervisors' remuneration:** (Cont'd)

One of the non-executive directors of the Company received individual fees of RMB50,000 and the remaining eight non-executive directors of the Company received individual fees of RMB25,000 each for the year ended 31 December 2003. Each of the five non-executive directors of the Company received individual fees of RMB50,000 each for the year ended 31 December 2002.

The seven supervisors of the Company received emoluments of approximately RMB30,000, RMB30,000, RMB30,000, RMB15,000, RMB15,000, RMB15,000 and RMB15,000 for the year ended 31 December 2003. The five supervisors of the Company received emoluments of approximately RMB30,000 each for the year ended 31 December 2002.

The two independent non-executive directors received individual fees of approximately RMB50,000 each for the year ended 31 December 2003, and the three independent non-executive directors received individual fees of approximately RMB50,000, RMB33,000 and RMB17,000 for the year ended 31 December 2002.

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year.

There was no emolument paid by the Group to the directors and supervisors as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

8. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' REMUNERATION (Cont'd)

(b) **Five highest paid employees:**

The five highest paid employees during the year included three (2002: four) executive directors, details of whose remuneration are also set out in the directors' and supervisors' remuneration in (a) above. For the year ended 31 December 2003, details of the remuneration of the five highest paid employees are as follows:

	Group	
	2003	2002
	RMB'000	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind	**1,817**	2,158
Bonuses	**225**	960
Retirement benefit scheme contributions	**9**	13
	2,051	3,131

There was no emolument paid by the Group to the employees as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

The remuneration of each of the highest paid individuals for the year ended 31 December 2003 fell within the band of nil to RMB1,060,000 (equivalent to Hong Kong dollars 1,000,000).

9. TAX

Hong Kong profits tax has not been provided as the Group had no assessable profits arising in Hong Kong during the year (2002: Nil).

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof.

	Group	
	2003	2002
	RMB'000	RMB'000
Current		
– Hong Kong	–	–
– Mainland China	2,399	1,300
Total tax charge for the year	2,399	1,300

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the locations in which the Company and its subsidiaries are situated to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e. the statutory tax rates) to effective tax rates, are as follows:

	Group			
	2003		2002	
	RMB'000	%	RMB'000	%
Profit before tax	6,907		44,151	
Tax at the statutory tax rate	2,280	33.0	14,570	33.0
Tax losses utilised from previous periods	–	–	(1,381)	(3.1)
Lower tax rate for specific provinces or local authority	(1,695)	(24.5)	(7,162)	(16.2)
Income not subject to tax	(330)	(4.8)	(363)	(0.8)
Expenses not deductible for tax	985	14.3	493	1.1
Tax exemptions	(1,036)	(15.0)	(5,668)	(12.9)
Benefit from operating losses not recorded	2,195	31.7	811	1.8
Tax charge at the Group's effective rate	2,399	34.7	1,300	2.9

9. **TAX** (Cont'd)

The Company is registered in the Beijing New Technology Enterprise Development Zone and has been certified by the relevant PRC authorities as a high technology enterprise. Pursuant to the Income Tax Law in the PRC, the Company is subject to corporate income tax at a rate of 15%. In accordance with an approval document issued by the relevant tax bureau, the Company has been granted income tax exemption for the three years ended 31 December 2002 and 50% reduction in corporate income tax for the three years ending 31 December 2005.

Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi") is registered in the Beijing New Technology Enterprise Development Zone and has been certified by the relevant PRC authorities as a high technology enterprise. Pursuant to the Income Tax Law in the PRC, Jade Bird Haodi is subject to corporate income tax at a rate of 15%. In accordance with an approval document issued by the relevant tax bureau, Jade Bird Haodi was granted income tax exemption for the three years ended 31 December 2000 and 50% reduction in corporate income tax for the three years ended 31 December 2003.

Beijing Beida Jade Bird Silicon Innovation Company Limited ("Beijing Silicon Innovation") is registered in the Beijing New Technology Enterprise Development Zone and has been certified by the relevant PRC authorities as a high technology enterprise. Pursuant to the Income Tax Law in the PRC, Beijing Silicon Innovation is subject to corporate income tax at a rate of 15%. In accordance with an approval document issued by the relevant tax bureau, Beijing Silicon Innovation has been granted income tax exemption for the three years ending 31 December 2005. Beijing Silicon Innovation is entitled to have deduction of corporate income tax subject to further approval from the tax bureau after the expiry of tax exemption at the end of 2005.

At 31 December 2003, there is no significant unrecognized deferred tax liability (2002: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

10. **NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS**

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2003 dealt with in the financial statements of the Company was approximately RMB9,091,000 (2002: RMB36,599,000) (note 27).

11. PROFIT APPROPRIATIONS

(1) Under the PRC Company Law and the respective companies' articles of association, the net profit after tax as reported in the PRC statutory financial statements, prepared in accordance with PRC accounting principles and regulations, can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocations to the statutory common reserve fund of at least 10% of profit after tax, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to this reserve, the profit after tax shall be the amount determined under PRC accounting principles and regulations. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset prior years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company.

(iii) Allocations of 5% to 10% of profit after tax, as determined under PRC accounting principles and regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing collective welfare benefits to the Company's employees such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as individual employees can only use these facilities, while the title of which will remain with the Company. The transfer to this fund must be made before any distribution of dividends to shareholders.

(iv) Allocations to the discretionary reserve fund if approved by the shareholders. The discretionary reserve fund can be used to offset prior years' losses, if any, and capitalised as the Company's share capital.

11. **PROFIT APPROPRIATIONS** (Cont'd)

(2) Dividend

There was no dividend proposed as at 31 December 2003 (2002: Nil).

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with PRC accounting principles and regulations; and (ii) the net profit determined in accordance with Hong Kong accounting standards.

Cash dividend to shareholders in Hong Kong will be paid in Hong Kong dollars.

12. **EARNINGS PER SHARE**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December 2003 of RMB7,136,000 (2002: RMB42,646,000), and the weighted average of 1,032,273,973 (2002: 964,000,000) shares in issues during the year as reflected the new placement of H shares during the year.

The weighted average number of shares used to calculate the current year's basic earnings per share includes 964,000,000 shares issued from the beginning of 2003 to 6 July 2003 and the new placement of 140,000,000 H shares by the Company on 7 July 2003.

A diluted earnings per share amount for the year ended 31 December 2003 has not been disclosed as no diluting events existed during the year.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold land	Buildings	Machinery and equipment	Leasehold improvements, furniture and office equipment	Motor vehicles	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	(i)	*(i)*	*(ii)*			
Cost:						
At 1 January 2003	216	1,943	23,239	3,517	1,984	30,899
Additions	–	400	571	12	–	983
Disposal of a business *(note 28(c))*	–	–	–	(209)	–	(209)
Disposals	–	–	(407)	(38)	(922)	(1,367)
At 31 December 2003	**216**	**2,343**	**23,403**	**3,282**	**1,062**	**30,306**
Accumulated depreciation:						
At 1 January 2003	29	136	18,598	2,185	547	21,495
Provided during the year	23	117	2,266	460	337	3,203
Disposal of a business *(note 28(c))*	–	–	–	(63)	–	(63)
Disposals	–	–	(373)	(29)	(246)	(648)
At 31 December 2003	**52**	**253**	**20,491**	**2,553**	**638**	**23,987**
Net book value:						
At 31 December 2003	**164**	**2,090**	**2,912**	**729**	**424**	**6,319**
At 31 December 2002	187	1,807	4,641	1,332	1,437	9,404

13. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

Company

	Buildings	Machinery and equipment	Leasehold improvements, furniture and office equipment	Motor vehicles	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	(i)	(ii)			
Cost:					
At 1 January 2003	878	20,685	3,291	419	25,273
Additions	–	10	5	–	15
Disposal of a business *(note 28(c))*	–	–	(209)	–	(209)
Disposals	–	(388)	(35)	–	(423)
At 31 December 2003	**878**	**20,307**	**3,052**	**419**	**24,656**
Accumulated depreciation:					
At 1 January 2003	51	18,050	2,131	263	20,495
Provided during the year	42	1,754	420	81	2,297
Disposal of a business *(note 28(c))*	–	–	(63)	–	(63)
Disposals	–	(258)	(28)	–	(286)
At 31 December 2003	**93**	**19,546**	**2,460**	**344**	**22,443**
Net book value:					
At 31 December 2003	**785**	**761**	**592**	**75**	**2,213**
At 31 December 2002	827	2,635	1,160	156	4,778

(i) The Group's leasehold land and a building with an aggregate net book value of RMB1,144,000 (2002: RMB1,167,000) are located in Zhuo Lu, Hebei Province, the PRC, and are held under a land use right for a period of 40 years up to 31 December 2041. The other buildings with net book values of RMB710,000 (2002: RMB827,000) and RMB400,000 (2002: Nil) are located in Beijing and Wuhan, the PRC, respectively. As of the date of these financial statements, the Building ownership certificates of certain buildings with an aggregate net book value of RMB400,000 have yet to be obtained.

(ii) As at 31 December 2003, the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB1,097,000 (2002: approximately RMB1,268,000) are pledged as collateral for the Group's banking facilities (note 23).

14. INTANGIBLE ASSETS

Intangible assets comprising information technology rights are as follows:

	Group
	RMB'000
Cost	
At 1 January 2003 and 31 December 2003	1,200
Accumulated amortisation:	
At 1 January 2003	440
Provided during the year	240
At 31 December 2003	**680**
Net book of value:	
At 31 December 2003	**520**
At 31 December 2002	760

15. **GOODWILL**

The amount of goodwill capitalised as an asset in the consolidated balance sheet and the balance sheet, arising from the acquisition of subsidiaries and a business, is as follows:

	Group	Company
	RMB'000	*RMB'000*
Cost:		
At 1 January 2003	30,800	2,569
Disposal of a business *(note 28(c))*	(2,569)	(2,569)
At 31 December 2003	**28,231**	–
Accumulated amortisation:		
At 1 January 2003	6,434	385
Provided during the year	5,990	343
Disposal of a business *(note 28 (c))*	(728)	(728)
At 31 December 2003	**11,696**	–
Net book of value:		
At 31 December 2003	**16,535**	–
At 31 December 2002	24,366	2,184

16. **LONG TERM INVESTMENT**

Long term investment consists of an unlisted equity investment, at cost. Beida Jade Bird Universal (Cayman) Investment Company Limited ("Cayman Investment"), a wholly-owned subsidiary of the Company, entered into an agreement with Semiconductor Manufacturing International Corporation ("SMIC International"), a company incorporated in the Cayman Islands, to acquire 54,000,540 Series A Preference Shares (with voting rights and being convertible into ordinary shares) and 54,000,540 non-voting, non-convertible and non-transferable Series A-1 Preference Shares of SMIC International for a cash consideration of US$60 million (equivalent to approximately RMB497 million) and US$540 (equivalent to approximately RMB4,500), respectively. SMIC International is engaged in holding an entire equity interest in Semiconductor Manufacturing International (Shanghai) Corporation, a wholly foreign-owned enterprise established in the PRC engaged in the manufacturing and marketing of advanced technology semiconductors in the PRC.

16. **LONG TERM INVESTMENT** (Cont'd)

Pursuant to an assignment agreement entered into between Cayman Investment and Beida Jade Bird Universal Sci-Tech (Cayman) Development Company Limited ("Cayman Development"), a wholly-owned subsidiary of the Company and the immediate holding company of Cayman Investment, in June 2002, Cayman Investment assigned all rights, title, interest and benefits in the above 54,000,540 Series A Preference Shares and 54,000,540 Series A-1 Preference Shares of SMIC International to Cayman Development.

Pursuant to the above agreements, prior to 31 December 2003, capital contributions in the aggregate amount of approximately RMB497 million were made by Cayman Development to SMIC International and as a precursor to the holding of this investment, Cayman Development also incurred certain charges and professional expenses amounting to approximately RMB14 million.

In the opinion of the directors that it is the policy of the Group to hold the investment in SMIC International for long term purposes because of the anticipated inflow of future economic benefits, including but not limited to dividend income, from the investment. In this regard, the investment in SMIC International has been accounted for at cost since its acquisition in 2001. The directors believe that with the gradual improvement in the operating performance of SMIC International, it is and continues to be in the interest of the Group to hold the investment for the long term.

In February 2004, in connection with its global offering of shares, SMIC International and its underwriting team notified the board of directors of the Company the opportunity to dispose of certain of the Group's shareholding therein. Primarily for the purpose of strengthening the financial position of the Group through repaying part of the short term bank loan from the proceeds arising from the disposal, the board of directors resolved in early March 2004 to sell part of its shareholding in SMIC International, details of which are set out in note 33. Consequently, despite the abovementioned subsequent partial disposal, the directors are of the opinion that the investment in SMIC International is to be held for long term purposes and as such, continues to be carried at historical cost as at 31 December 2003.

17. **INTERESTS IN SUBSIDIARIES**

Company

	2003	2002
	RMB'000	*RMB'000*
Equity interests, at cost	**27,433**	27,433
Due from subsidiaries	**551,452**	550,020
Due to a subsidiary	**(7,180)**	(5,480)
	571,705	571,973

The balances with subsidiaries at 31 December 2003 were interest-free, unsecured and did not have fixed repayment terms.

17. INTERESTS IN SUBSIDIARIES (Cont'd)

Particulars of the Company's subsidiaries as at 31 December 2003 are as follows:

Name	Place of incorporation/ establishment and operations	Legal status	Nominal value of registered capital	Percentage of equity interests directly attributable to the Company	Principal activities
Cayman Development	Cayman Islands/ Hong Kong	Limited liability company	US$10,000	100%	Technology research, development and sale of integrated circuits, computer products and related products
Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited	Hebei Province, the PRC	Limited liability company	RMB10,000,000	75%	Technology research, development, manufacture sale of fire alarm and system products
Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi")	Beijing, the PRC	Limited liability company	RMB5,000,000	51%	Development, manufacture and sale of remote automatic meter-reading systems
Beijing Beida Jade Bird Silicon Innovation Company Limited ("Beijing Silicon Innovation")	Beijing, the PRC	Limited liability company	RMB10,000,000	60%	Research, development, production and sale of integrated circuits

17. INTERESTS IN SUBSIDIARIES (Cont'd)

Name	Place of incorporation/ establishment and operations	Legal status	Nominal value of registered capital	Percentage of equity interests directly attributable to the Company	Principal activities
Wuhan Beida Jade Bird Netsoft Company Limited ("Wuhan Netsoft")	Wuhan, the PRC	Limited liability company	RMB7,100,000	51%	Research, development, production and sale of network management products, and provision of the network systems integration services
Cayman Investment	Cayman Islands/ Hong Kong	Limited liability company	US$100	100%*	Investment holding

* *Indirect holding*

18. INVENTORIES

	Group 2003 RMB'000	Group 2002 RMB'000	Company 2003 RMB'000	Company 2002 RMB'000
Raw materials	**3,305**	3,403	**537**	708
Work in progress	**3,844**	3,226	**601**	1,536
Finished goods	**12,933**	10,227	**5,120**	1,720
	20,082	16,856	**6,258**	3,964
Less: Provision against obsolete and slow-moving inventories	**544**	208	**544**	208
	19,538	16,648	**5,714**	3,756

The carrying amount of inventories (Group and Company) carried at net realisable value included in the above balance was RMB5,657,000 (2002: RMB708,000) as at the balance sheet date.

19. **TRADE RECEIVABLES**

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is sometimes required. The credit period generally ranges from six to twelve months, starting from the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later. Each customer has a maximum credit control limit. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimize credit risk. Overdue balances are reviewed regularly by senior management.

An aged analysis of the trade receivables of the Group as at the balance sheet date, based on the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the Contracts, whichever is the later, is as follows:

	Group	
	2003	2002
	RMB'000	*RMB'000*
Outstanding balances aged:		
0 to 3 months	**33,275**	59,451
3 to 6 months	**15,223**	14,491
6 to 12 months	**17,851**	2,841
Over 12 months	**8,376**	718
	74,725	77,501
Less: Provision for doubtful debts	**2,810**	4,426
	71,915	73,075

For the purpose of presenting the ageing analysis of the Group's accounts receivable which is able to reflect the current credit policy of the Group, the directors are of the view that it is more appropriate to change the presentation of the ageing analysis of the Group's accounts receivable as at 31 December 2003 to the basis as set out above as opposed to the basis as adopted as at 31 December 2002 which was determined based on the invoice date.

19. TRADE RECEIVABLES

Included in the trade receivables of the Group are the following amounts due from shareholders and a related party which are repayable on similar credit terms to those offered to independent third party customers.

	2003	2002
	RMB'000	*RMB'000*
Amounts due from shareholders *(note 31(g))*	152	297
Amount due from a related party *(note 31(g))*	129	129

20. BALANCES WITH SHAREHOLDERS

The balances with shareholders at 31 December 2003 were interest-free, unsecured and did not have fixed repayment terms.

Subsequent to the balance sheet date but prior to the approval date of these financial statements, an aggregate amount of balances due from shareholders of approximately RMB10,552,000 has been received by the Group.

21. BALANCES WITH RELATED PARTIES

Except for the amount due from Beijing Beida On-line Network Company Limited ("Beida On-line") which bears an annual interest rate of 5.13%, all other balances with related parties at 31 December 2003 were interest-free. All balances with related parties were unsecured and did not have fixed repayment terms.

Subsequent to the balance sheet date but prior to the approval date of these financial statements, an aggregate amount of balances due from related parties of approximately RMB13,928,000 has been received by the Group.

22. CASH AND CASH EQUIVALENTS

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and bank balances	**82,977**	98,365	**43,920**	65,783
Time deposits	**195,032**	108,336	**195,032**	103,036
Cash and cash equivalents	**278,009**	206,701	**238,952**	168,819

23. SHORT TERM BANK LOANS

Short term bank loans of the Group and the Company bore interest at approximately 2.84% to 5.31% per annum at 31 December 2003 (2002: 5.31% to 6.16%).

Short term bank loans of the Group of RMB3,060,000 were secured by mortgages over certain of the Group's buildings, machinery and equipment (note 13) with an aggregate net book value of approximately RMB1,097,000 as at 31 December 2003 (2002: RMB1,268,000).

A shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, have jointly guaranteed certain of the Group and the Company's bank loans up to USD47,500,000, or equivalent to approximately RMB393 million, (2002: RMB360 million) as at the balance sheet date (note 32).

24. TRADE PAYABLES

An aged analysis of the trade payables of the Group as at the balance sheet date, based on the date on which the significant risks and rewards of ownership of materials were transferred by the suppliers to the Group, is as follows:

	Group	
	2003	2002
	RMB'000	*RMB'000*
Outstanding balances aged:		
0 to 3 months	**9,917**	9,396
3 to 6 months	**184**	1,515
6 to 12 months	**2,841**	3,166
Over 12 months	**3,962**	2,282
	16,904	16,359

Included in the trade payables of the Group is the following amount due to a shareholder:

	2003	2002
	RMB'000	*RMB'000*
Amount due to a shareholder *(note 31(g))*	**1,170**	–

The amount due to a shareholder as at 31 December 2003 was interest-free, unsecured and did not have fixed repayment terms.

25. SHARE CAPITAL

Shares

	2003	2002
	RMB'000	*RMB'000*
Registered, issued and fully paid:		
700,000,000 (2002: 700,000,000) legal person shares of RMB0.10 each	**70,000**	70,000
404,000,000 (2002: 264,000,000) H shares of RMB0.10 each	**40,400**	26,400
	110,400	96,400

25. **SHARE CAPITAL** (Cont'd)

On 7 July 2003, 140,000,000 new H shares of the Company with a par value of RMB0.1 each were issued to the public and listed on the GEM by way of placing at a price of HK$0.6 (equivalent to approximately RMB0.64) per H share.

A summary of the transactions during the year with reference to the above movement in the Company's issued share capital is as follows:

	Number of shares in issue	Issued share capital	Capital reserve	Total
		RMB'000	*RMB'000*	*RMB'000*
At 1 January 2002 and 1 January 2003	964,000,000	96,400	251,271	347,671
Placement of new H shares	140,000,000	14,000	75,164	89,164
	1,104,000,000	110,400	326,435	436,835
Shares issue expenses	–	–	(5,610)	(5,610)
Payable written back*	–	–	1,654	1,654
At 31 December 2003	**1,104,000,000**	**110,400**	**322,479**	**432,879**

* *During the year, the Company reached a waiver agreement with an unrelated party, who had provided services to the Company during the listing of the Company's H shares on the GEM of the Stock Exchange in July 2000. Pursuant to the waiver agreement, the amount had been recorded as part of the issuance expenses for the listing in 2000 and in accordance with the prevailing accounting principles and regulations in the People's Republic of China, the amount waived was included in capital reserve account in this year accordingly.*

Details of the Company's share option scheme are included in note 26 to the financial statements.

26. EMPLOYEE SHARE OPTIONS

The Company has a share option scheme, pursuant to which the board of directors of the Company may grant options to full-time employees of the Group (including directors of the Company) to subscribe for H shares, subject to a maximum of 30% of the nominal value of the issued share capital of the Company from time to time, excluding for this purpose shares issued on the exercise of options. The subscription price will be determined by the Company's board of directors, and will not be less than the higher of (i) the nominal value of an H share, (ii) the average of the closing prices of the H shares quoted on the GEM on the five trading days immediately preceding the date of grant, and (iii) the closing price of the H share quoted on the GEM on the date of grant, which must be a business day. However, employees who are PRC nationals shall not be entitled to exercise the option until the current restrictions on these persons from subscribing or dealing in H shares imposed by the laws and regulations in the PRC have been abolished or removed.

As of the date of these financial statements, no share options have been granted under the aforesaid scheme.

27. RESERVES

Company

	Notes	Capital reserve	Statutory reserve funds	Retained profits	Total
		RMB'000*	RMB'000	RMB'000	RMB'000
31 December 2001 and 1 January 2002		251,271	10,342	43,256	304,869
Net profit for the year		–	–	36,599	36,599
Transfer from/(to) reserves	11(1)	–	6,307	(6,307)	–
31 December 2002 and 1 January 2003		251,271	16,649	73,548	341,468
Issue of H shares	25	75,164	–	–	75,164
Share issue expenses	25	(5,610)	–	–	(5,610)
Payable written back **		1,654	–	–	1,654
Net profit for the year		–	–	9,091	9,091
Transfer from/(to) reserves	11(1)	–	1,034	(1,034)	–
31 December 2003		**322,479**	**17,683**	**81,605**	**421,767**

* *The capital reserve may only be used to increase share capital.*

** *During the year, the Company reached a waiver agreement with an unrelated party, who had provided services to the Company during the listing of the Company's H shares on the GEM of the Stock Exchange in July 2000. Pursuant to the waiver agreement, the amount had been recorded as part of the issuance expenses for the listing in 2000 and in accordance with the prevailing accounting principles and regulations in the People's Republic of China, the amount waived was included in capital reserve account in this year accordingly.*

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Acquisition of subsidiaries

	2003	2002
	RMB'000	*RMB'000*
Net assets acquired:		
Property, plant and equipment, net	–	766
Intangible assets, net	–	820
Trade receivables	–	184
Prepayments, deposits and other receivables	–	1,333
Inventories	–	4,874
Cash and bank balances	–	4,626
Trade payables	–	(1,981)
Advances from customers	–	(2,035)
Accrued liabilities and other payables	–	(2,472)
Minority interests	–	(2,996)
	–	3,119
Goodwill on acquisition	–	10,731
	–	13,850
Satisfied by:		
Cash	–	13,850

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2003	2002
	RMB'000	*RMB'000*
Cash consideration	–	(13,850)
Cash and bank balances acquired	–	4,626
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	–	(9,224)

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

(b) Acquisition of a business

	2003	2002
	RMB'000	RMB'000
Net assets acquired		
Property, plant and equipment, net	–	139
Inventories	–	292
	–	431
Goodwill on acquisition	–	2,569
	–	3,000
Satisfied by:		
Cash (net cash outflow)	–	3,000

(c) Disposal of a business

During the year, the Company disposed of its entire assets and business of DVR to Shenzhen Jade Bird, a related party of the Company, for a consideration of RMB3,000,000.

	2003	2002
	RMB'000	RMB'000
Net assets disposed of:		
Property, plant and equipment, net *(note 13)*	146	–
Intangible assets, net *(note 15)*	1,841	–
Trade receivables	126	–
Prepayments, deposits and other receivables	193	–
Inventories	508	–
Accrued liabilities and other payables	(1,176)	–
Net assets	1,638	–
Gain on disposal of a business *(note 5)*	1,362	–
Satisfied by:		
Due from a related party *(note 31(b))*	3,000	–

29. COMMITMENTS

(a) Operating lease commitments

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to two years.

As at 31 December 2003, the Group had following minimum lease payments under non-cancellable operating leases in respect of land and buildings:

	Group	
	2003	2002
	RMB'000	*RMB'000*
Within one year	**1,256**	360
In the second to fifth years, inclusive	**1,241**	525
	2,497	885

	Company	
	2003	2002
	RMB'000	*RMB'000*
Within one year	**436**	–
In the second to fifth years, inclusive	**546**	–
	982	–

As at 31 December 2003, save as aforesaid disclosed, the Group and the Company did not have any other future lease payments under non-cancellable operating leases.

30. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group nor the Company had any significant contingent liabilities.

31. **RELATED PARTY TRANSACTIONS**

(a) A list of related parties and their relationship with the Group are as follows:

Name of related party	Relationship
Peking University	The ultimate controlling shareholder
The Institute	A department of Peking University
Beijing Beida Jade Bird Limited ("Beida Jade Bird")	A shareholder of the Company, also a company controlled by Peking University
Beijing Beida Yu Huan Microelectronics System Engineering Company ("Beida Yu Huan")	A shareholder of the Company, also a company controlled by Peking University
Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao")	A shareholder of the Company, also a company controlled by Peking University
Beijing Aptech Beida Jade Bird IT Company Limited ("Beijing Aptech")	A subsidiary of Beida Jade Bird
Hong Kong Jade Bird Sci-Tech Limited ("HK Jade Bird Sci-Tech")	A subsidiary of Beida Jade Bird
Shenzhen Beida Jade Bird Sci-Tech Company Limited ("Shenzhen Jade Bird")	A subsidiary of Beida Jade Bird
Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies Company Limited ("Hainan Jade Bird")	An associate of Beida Jade Bird
Weifang Beida Jade Bird Huaguang Sci-Tech Company Limited ("Jade Bird Huaguang")	A subsidiary of Beida Jade Bird
Beida On-line	An associate of Beida Jade Bird

31. **RELATED PARTY TRANSACTIONS** (Cont'd)

(a) (Cont'd)

Name of related party	Relationship
Sichuan Tian Mu Monitored Security Company Limited ("Tian Mu")	An associate of Beida Jade Bird
Zhuhai Beida Education and Science Park Company Limited ("Zhuhai Beida Education Ltd.")	A subsidiary of Beida Jade Bird
Guangzhou Beida Jade Bird BIS Company Limited ("Guangzhou Jade Bird")	A company indirectly controller by Peking University
Beijing Beida Jade Bird Software System Company ("Jade Bird Software")	A shareholder of the Company, also a company controlled by Peking University
Beida Jade Bird Security System Company Limited ("Security System")	A subsidiary of Beida Jade Bird
Beijing Science and Technology Enterprise Development Center of Peking University ("Beida Sci-Tech")	A company controlled by Peking University

31. **RELATED PARTY TRANSACTIONS** (Cont'd)

(b) Peking University is the ultimate controlling shareholder of the Company. In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with Peking University and the companies and parties under the control of Peking University during the year:

	2003	2002
	RMB'000	*RMB'000*
Sale of embedded systems products and provision of total solution services to:		
Beijing Tianqiao	**981**	7,465
Beida Jade Bird	**217**	–
Peking University	**179**	278
Beijing Aptech	**–**	948
Jade Bird Huaguang	**–**	17
	1,377	8,708
Disposal of the business of DVR to Shenzhen Jade Bird *(note 28 (c))*	**3,000**	–
Rental expense an office building charged by Beida Jade Bird	**816**	–
Interest income on an amount due from Beida On-line *(note 6)*	**765**	–
Royalty fee for the GPS technology charged by Beijing Tianqiao*	**–**	164
Rental expense for equipment charged by the Institute** *(note 6)*	**315**	1,260
Rental income for equipment earned from the Institute** *(note 6)*	**315**	1,260
Purchase of a 51% equity interest in Jade Bird Haodi from Beida Jade Bird	**–**	9,650

31. **RELATED PARTY TRANSACTIONS** (Cont'd)

(b) (Cont'd)

* *Pursuant to the technology license agreement entered into between the Company and Beijing Tianqiao dated 17 April 2000, Beijing Tianqiao has granted an exclusive license to the Company for the use of certain GPS technology for a period of 10 years, in return for a royalty fee calculated at 3% on the total sales of products using this technology.*

** *Pursuant to the equipment lease agreement entered into between the Company and the Institute dated 17 April 2000, the Institute leased certain equipment to the Company for a period of five years at an hourly rate of RMB120, and the Company leased certain equipment to the Institute for a period of five years at an annual fee of RMB1,260,000. The aforesaid agreements were terminated on 16 April 2003.*

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

(c) Pursuant to the JB-CASE Technology License Agreement and Trademark License Agreement entered into between the Company and Jade Bird Software dated 17 April 2000, Jade Bird Software granted to the Company a non-exclusive license to use the JB-CASE technology and certain of its trademarks for a period of 10 years for nil consideration.

(d) During the year ended 31 December 2003, the Group purchased certain computer products amounting to RMB32,029,000 (2002: RMB41,416,000) which were handled by Beijing Tianqiao on behalf of the Group at no charge.

(e) During the year, the Company entered into an office building lease agreement with Beida Jade Bird, with a right of renewal exercisable by the Company. Pursuant to this agreement, the expiry date is 1 April 2006 and the annual rental expense is approximately RMB783,000.

(f) As at 31 December 2003, the Group had banking facilities of RMB396,203,000 for short term loans (note 32). Of these short term bank loans, an amount of USD47,500,000, or approximately RMB393 million, was jointly guaranteed by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company.

31. **RELATED PARTY TRANSACTIONS** (Cont'd)

(g) Included in the consolidated balance sheet and the balance sheet are the following balances with shareholders and related parties:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivable from shareholders *(note 19)*:				
Beida Jade Bird	**152**	256	**152**	256
Beijing Tianqiao	**–**	41	**–**	41
	152	297	**152**	297
Trade receivable from a related party *(note 19)*:				
Security System	**129**	129	**129**	129
	129	129	**129**	129
Prepayments, deposits and other receivables from shareholders:				
Beijing Tianqiao	**–**	60	**–**	60
Beida Jade Bird	**–**	17	**–**	–
	–	77	**–**	60
Prepayments, deposits and other receivables from a related party:				
Jade Bird Huaguang	**200**	200	**200**	200

31. **RELATED PARTY TRANSACTIONS** (Cont'd)

(g) (Cont'd)

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due from shareholders *(note 20)*:				
Beijing Tianqiao	**30,407**	8,577	**30,407**	8,577
Beida Jade Bird	**879**	795	**879**	716
Peking University	**42**	–	**42**	–
	31,328	9,372	**31,328**	9,293
Due from related parties *(note 21)*:				
Beida Sci-Tech	**8,600**	–	**8,600**	–
Beida On-line	**7,859**	4,981	**7,859**	4,981
HK Jade Bird Sci-Tech	**3,265**	–	**3,265**	–
Shenzhen Jade Bird	**3,000**	–	**3,000**	–
Security System	**1,429**	1,439	**62**	70
Jade Bird Huaguang	**842**	–	**842**	–
Hainan Jade Bird	**250**	250	**250**	250
Guangzhou Jade Bird	**99**	–	**99**	–
Zhuhai Beida Education Ltd	**30**	–	**29**	–
	25,374	6,670	**24,006**	5,301
Trade payable to a shareholder *(note 24)*:				
Beijing Tianqiao	**1,170**	–	**–**	–
	1,170	–	**–**	–

31. RELATED PARTY TRANSACTIONS (Cont'd)

(g) (Cont'd)

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Advances from customers (from shareholders):				
Beijing Tianqiao	**150**	777	**150**	777
Peking university	**42**	145	**–**	145
	192	922	**150**	922
Advances from customers (from a related party):				
Tian Mu	**110**	110	**110**	110
Due to shareholders *(note 20)*:				
Beida Jade Bird	**1,113**	726	**431**	354
Beijing Tianqiao	**179**	9,430	**179**	443
Beida Yu Huan	**–**	1,104	**–**	1,104
Peking University	**400**	44	**400**	44
	1,692	11,304	**1,010**	1,945
Due to related parties *(note 21)*:				
Security System	**387**	386	**–**	–
Shenzhen Jade Bird	**355**	1,914	**355**	1,913
	742	2,300	**355**	1,913

32. BANKING FACILITIES

As at 31 December 2003, the Group had banking facilities of approximately RMB396,203,000 (2002: RMB363,060,000) for short term bank loans, which were all utilised. These facilities are secured by:

(a) Certain of the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB1,097,000 (2002: RMB1,268,000) (note 13); and

(b) Joint guarantees by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, in respect of a loan of USD47,500,000, or equivalent to approximately RMB393 million (2002: RMB360 million) (note 31(f)).

33. POST BALANCE SHEET EVENTS

Except for the Transactions disclosed in note 20 and note 21 to these financial statements, the Group had the following material post balance sheet events:

(a) On 6 January 2004, the Company reached an agreement with the respective bank to extend the maturity date of the US dollar-denominated bank loan of USD47,500,000 (equivalent to approximately RMB393 million) (note 23) for one year with the renewed maturity date on 6 January 2005. The renewed bank loan is still jointly guaranteed by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company.

(b) On 16 March 2004, the Company repaid USD10,042,492 (equivalent to approximately RMB83 million) of the bank loan as set out in (a) above.

(c) In the first quarter of 2004, SMIC International issued a prospectus in relation to the global offering of its shares. According to the prospectus, as part of the global offering by SMIC International, the convertible preference shares (other than Series A-1 non-convertible preference shares) of SMIC International would be converted into ordinary shares of SMIC International on a 1 to 1 basis pursuant to the capital reorganisation of SMIC International. In addition, a 10-for-1 share split to be effected in the form of a share dividend immediately after conversion of the preference shares into ordinary shares but before the global offering by SMIC International. In this connection, the 54,000,540 Series A preference shares held by Cayman Development were converted into and then split into 540,005,400 ordinary shares.

33. **POST BALANCE SHEET EVENTS** (Cont'd)

(c) (Cont'd)

As part of the global offering by SMIC International, Cayman Development disposed part of its share investment (i.e. 156,842,000 ordinary shares) in SMIC International with net proceeds of approximately RMB437 million and a gain of approximately RMB288 million in March 2004. Part of the proceeds of approximately RMB311 million will be used for repayment of bank loans utilized for financing the Group's long term investment in SMIC International and the remaining balance of approximately RMB126 million will be used as general working capital of the Group.

After the disposal, Cayman Development still holds 383,163,400 ordinary shares in SMIC International, representing approximately 2.1% of the issued share capital of SMIC International after the completion of its global offering. The aforesaid gain and the subsequent repayment of the short term bank loans will be recorded in the consolidated financial statements of the Group in the year 2004.

Under the global offering of SMIC International's shares, the Cayman Development has also granted an option to the underwriters of SMIC International to offer a maximum of 68,890,000 additional ordinary shares to cover over allocation in the global offering within 30 days from 11 March 2004. If the option is exercised, the related net proceeds and gain on the disposal of the 68,890,000 additional ordinary shares will be approximately RMB192 million and RMB127 million, respectively.

34. **COMPARATIVE AMOUNTS**

Certain comparative amounts have been reclassified to conform with the current year's presentation.

35. **APPROVAL OF THE FINANCIAL STATEMENTS**

The financial statements were approved and authorised for issue by the board of directors on 24 March 2004.

Principal place of business in PRC
中國主要營業地點

3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road, Haidian District
Beijing 100871 PRC
Tel: (86) 10 6275-1795 Fax: (86) 10 6275-8434

中國北京市海淀區成府路207號北大青鳥樓3樓
郵編：100871
電話：(86) 10 6275-1795
傳真：(86) 10 6275-8434

Place of business in Hong Kong
香港營業地點

Unit 02, 7th Floor, Asia Pacific Centre,
8 Wyndham Street, Central, Hong Kong.
Tel: (852) 2521-1668 Fax: (852) 2521-1669

香港中環雲咸街8號亞洲太平洋中心7樓02室
電話：(852) 2521-1668
傳真：(852) 2521-1669

Website of the Company
本公司網址

www.china-jbu.com